UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the calendar year ended December 31, 2007

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from _____________ to _____________

Commission File Number: 000-15827

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Sharper Image 401(k) Savings Plan

350 The Embarcadero, 6th Floor

San Francisco, CA 94105

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Sharper Image Corporation

350 The Embarcadero, 6th Floor

San Francisco, CA 94105

THE SHARPER IMAGE

401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

AUDITED FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, as of December 31, 2007 and 2006	4

Statements of Changes in Net Assets Available for Benefits, for the years ended December 31, 2007 and 2006	5

Notes to Financial Statements	6-10

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i; Schedule of Assets (Held At End of Year) - December 31, 2007	11

OTHER INFORMATION:

Signatures Page	12

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	13

Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee,

The Sharper Image 401(k) Savings Plan

San Francisco, California

We have audited the accompanying statements of net assets available for benefits of The Sharper Image 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held At End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
San Francisco, CA
July 11, 2008

THE SHARPER IMAGE

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	December 31,
	2007	2006
ASSETS
Cash	$3,912	$-

Investments at Fair Value
Mutual funds	9,459,503	9,256,083
Money market fund	2,059,148	1,988,876
Common collective trust	147,635	226,626
Sharper Image Corp. unitized common stock	216,355	530,212
Participant loans	437,435	588,640

Total Investments	12,320,076	12,590,437

Receivables
Employer contributions	-	202,332
Participant contributions	66,634	65,906

Total Receivables	66,634	268,238

Total Assets	12,390,622	12,858,675

LIABILITIES
Excess contributions refundable	58,124	85,381

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	12,332,498	12,773,294

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment
contracts	(1,699)	1,333

NET ASSETS AVAILABLE FOR BENEFITS	$12,330,799	$12,774,627

See Notes to Financial Statements

THE SHARPER IMAGE

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	Year Ended December 31,
	2007	2006
ADDITIONS TO NET ASSETS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$ (311,671)	$ 659,816
Interest and dividend income	805,716	515,840

Total net investment income	494,045	1,175,656

Contributions:
Employer	-	202,332
Participant	1,117,600	1,220,501

Total additions	1,611,645	2,598,489

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants and beneficiaries	2,023,649	1,876,410
Administrative expenses	31,824	25,162

Total deductions	2,055,473	1,901,572

NET INCREASE/(DECREASE) IN NET ASSETS	(443,828)	696,917

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	12,774,627	12,077,710

End of year	$ 12,330,799	$ 12,774,627

See Notes to Financial Statements

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following description of The Sharper Image (the “Company”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General- The Plan was established on April 1, 1994 and has since been amended and restated effective January 1, 2002. The Plan is a defined contribution plan covering all employees who have completed one year of service with at least 1,000 hours and are age twenty-one or older and who are not covered by a collective bargaining agreement, a non-resident alien who received no U.S. income, and an individual who becomes an employee as a result of a Code Section 410(b)(6)(C) transaction. The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (“IRC”). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On February 19, 2008 the Company commenced reorganization proceedings under Chapter 11 of the United States Bankruptcy Code. As a result, on February 29, 2008 the NASDAQ Stock Exchange delisted the SHRP Common Stock. On April 25, 2008, Sharper Image Corporation (“Sharper Image”) filed a motion in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) in its chapter 11 case (Case No. 08-10322 (KG)) seeking, among other things, authority to sell all or substantially all of its assets (the “Sale”), including the use of its name pursuant to a certain Asset Purchase Agreement. On May 30, 2008, the Bankruptcy Court approved the Sale and the Asset Purchase Agreement.

In April 2008, the Plan restricted the ability for participants to transfer into, take a loan from or set investment elections in the Sharper Image Corp. unitized common stock fund.  Current balances were permitted to remain within the common stock fund, however, any sales would be final.  Effective April 23, 2008, any investment elections previously in the Sharper Image Corp. unitized common stock fund were redirected to the BlackRock Money Market fund.

As a result of the Sale, the Company is currently winding down operations and the continuation of the Plan is uncertain. No provision for the above uncertainty has been made in the Plan’s financial statements.

As of December 31, 2007, 1,265 active employees were eligible under the plan. As of July 11, 2008 approximately 394 active employees were eligible under the Plan compared to 1,265 as of December 31, 2007. Individuals who were terminated as a result of the closure of stores and Sale became immediately 100% vested in their account balance including Company matching contributions.

Contributions- Each year, participants may defer from 1% to 20% of their pre-tax annual compensation, not to exceed the maximum deductible amount allowed under the IRC, which for the year ended December 31, 2007 and 2006 was $15,500 and $15,000, respectively. Participants may also rollover into the Plan investments from other qualified defined benefit or contribution plans. Additionally, participants aged 50 or older may elect to contribute catch-up contributions up to $ 5,000 for Plan years ended 2007 and 2006. Contributions to the Plan are invested by the Trustee, PNC Bank, N.A. (“PNC”), in one or more of the available investment funds as directed by Plan participants, including the common stock of the Company, which is unitized to facilitate daily allocations. Income or loss from each fund is allocated to participants’ accounts based on balances prior to such allocation.

Each Plan year, the Company may elect to make discretionary matching contributions, as defined in the Plan. The Company made no employer-matching contributions for the year ended December 31, 2007 and made employer-matching contributions equal to 100% of the participant’s contribution up to a maximum of $600 per participant for the year ended December 31, 2006.

Participant Accounts- Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and allocations of Plan earnings. Allocations are based on participant account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested accounts remain in the Plan and will be applied first to the restoration of participant’s forfeitures and then for the payment of administrative expenses.

Vesting- Participants are immediately vested in the contributions they make to the Plan, plus actual earnings thereon. Participants begin to vest 20% per year in the Company’s matching contributions, plus earnings thereon, after one year of service and 1,000 hours of service for that year, and become fully vested after five years of credited service.

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006 (continued)

DESCRIPTION OF THE PLAN (continued)

Participant Loans- The Plan allows each participant to borrow a minimum of $1,000 and up to a maximum of 50% of the fair market value of the participant’s vested account balance or $50,000. Loans may be requested for any reason and participants are allowed only one loan outstanding at a time. As of December 31, 2007, there were 76 loans outstanding, with contractual interest rates ranging from 5.00% to 9.25%. As of December 31, 2006, there were 86 loans outstanding with contractual interest rates ranging from 5.00% to 10.50%. The loans are secured by the vested balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan Administrator. Loans generally must be repaid over a period not to exceed 5 years, unless used to purchase a primary residence, in which case, the Plan Administrator will determine the term of the loan.

Distribution of Benefits- Upon termination of service for any reason, including death, disability or retirement, a participant may receive the value of their vested interest as a lump-sum distribution, including rollover of their vested interest to a qualified retirement plan or Individual Retirement Account (IRA), or continue as a participant in the Plan without receiving any future employer-matching contributions. Terminated participants with an account balance of less than $1,000 will automatically receive a lump sum distribution. Net assets available for benefits include amounts due to terminated participants who have requested distributions that have not been made as of the Plan year end. Benefits are recorded when paid. Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.

Plan Termination- Although the Company has not made any decision to terminate the Plan, it may do so at any time. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan under the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balance.

Tax Status- The Plan is a standardized prototype cash or deferred profit sharing plan sponsored by PNC. A favorable determination letter for the amendment to the standardized prototype was issued by the Internal Revenue Service on November 19, 2001. The Plan has not yet applied for its own determination letter and has subsequently been amended since PNC received this letter; however, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting- The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts- As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in Common Collective Trust (“CCT”) investments held by the Plan. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a CCT. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the CCT as well as the adjustment of the investment in the CCT from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006 (continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Forfeiture Accounts- Forfeitures from non-vested participant accounts are generally used to pay Plan expenses. As of December 31, 2007 and 2006, the outstanding balance in the forfeiture account totaled $1,959 and $23,982, respectively. For the years ended December 31, 2007 and 2006, $31,824 and $24,914 respectively, of forfeitures were used to pay Plan expenses

Investment Valuation and Income Recognition- The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Fair value for the Company’s unitized common stock is based on the Sharper Image common stock, listed on NASDAQ, and is valued at its quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan holds units of CCT’s that have investments in fully benefit-responsive investment contracts. For purposes of the Statements of Net Assets Available for Benefits, these CCT’s are stated at fair value. As provided in the FSP, an investment contract is generally required to be valued at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of such investment contracts held by the CCT’s are determined using the market price of the underlying securities and the value of the investment contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investment- Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Risks and Uncertainties – The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The fair market value of the Sharper Image Corp. unitized common stock component of The Sharper Image 401(k) Savings Plan as of December 31, 2007 was $216,355 (1.76% of the total fair market value of plan investments). However as a result of the Company’s Chapter 11 filing on February 19, 2008 and subsequent delisting from the NASDAQ stock exchange, the over the counter price of the common shares of the Company (SRPQ.PK) on July 11, 2008 was 1.86 cents per share.

The Plan’s investment options include funds that invest in securities of foreign companies which involve special risks and considerations not typically associated with investing in U.S companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S companies.

Administrative Expenses- Plan administrative expenses generally include stock fees, loan fees, participant fees, recordkeeping fees and accounting fees and are primarily paid through forfeited balances of terminated participants’ non-vested portion of the Company’s matching contributions. If the forfeiture balance is less than administrative expenses, the deficiency will be paid by the Company. Administrative expenses at December 31, 2007 and 2006 totaled $31,824 and $25,162, respectively.

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006 (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements -In September 2006, the FASB issued Statement No. 157, Fair Value Measurement. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 157 and its impact, if any, in the financial statements has not been determined.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are separately identified in the following table:

	2007 Fair Value	2006 Fair Value
BlackRock Funds:
Index Equity Fund	$ 1,287,348	$ 1,333,123
Money Market Fund	2,059,148	1,988,876
AIM Small Cap Growth Fund	1,031,548	872,202
Growth Fund of America	2,140,901	2,022,508
American Balanced Fund	1,046,339	1,038,001
Fidelity Advisor Diversified International Fund	1,273,433	1,338,562
Washington Mutual Investors Fund	690,531	669,481

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held throughout the year) appreciated (depreciated) as follows:

	Year Ended December 31,
	2007	2006
Mutual Funds	$ 36,104	$ 709,038
Sharper Image Corp. Unitized Common Stock	(347,775)	(49,222)

Net appreciation (depreciation)	$ (311,671)	$ 659,816

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds, a money market fund and a common collective trust managed by PNC, or by a majority owned subsidiary of PNC. These funds are the BlackRock Funds and the Investment Contract Fund. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in units of the Company’s common stock and, therefore, these transactions also qualify as party-in-interest transactions.

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006 (continued)

5.	EXCESS CONTRIBUTIONS REFUNDABLE

During the years ended December 31, 2007 and 2006, the Plan failed certain of its nondiscrimination tests. As a result, refunds of excess contributions were paid out to participants in order for the Plan to meet compliance testing requirements. Accruals were made for these excess contributions amounting to $58,124 and $85,381 for the years ended December 31 2007 and 2006, respectively. Refunds were paid in the subsequent year in which these excess contributions occurred.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2007
Net assets available for benefits per the financial statements	$12,330,799
Add: adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust)	1,699
Less: amounts allocated to withdrawing participants	(124,425)

Net assets available for benefits per Form 5500 Schedule H	$12,208,073

The following is a reconciliation of net decrease in net assets per the financial statements to the Form 5500:

Year Ended December 31, 2007
Net decrease in net assets per the financial statements	$ (443,828)
Add: adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust)	1,699
Less: amounts allocated to withdrawing participants	(124,425)
Net loss per Form 5500 Schedule H	$ (566,554)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been approved for payment prior to December 31, 2007, but not yet paid as of that date.

THE SHARPER IMAGE

401(k) SAVINGS PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

Employer Identification Number: 94-2493558

Plan Number: 002

Form: 5500

Identification of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, par or Maturity Value	Cost	Current Value

Mutual Funds:
American Balanced Fund	54,186 shares	a	$ 1,046,339
BlackRock Index Equity Fund *	45,960 shares	a	1,287,348
AIM Small Cap Growth Fund	35,571 shares	a	1,031,548
American Century Equity Growth Fund	20,091 shares	a	485,606
American Century Small Cap Value	24,283 shares	a	183,342
Growth Fund of America	62,949 shares	a	2,140,901
Washington Mutual Investors Fund	20,533 shares	a	690,531
Fidelity Advisor Mid Cap Fund	18,677 shares	a	441,162
Fidelity Advisor Value Fund	13,412 shares	a	359,567
Fidelity Advisor Diversified International Fund	58,955 shares	a	1,273,433
BlackRock Intermediate Government Bond Fund *	49,782 shares	a	519,726
	Total Mutual Funds		9,459,503

Money Market Funds:
BlackRock Money Market Fund *	1,217,782 shares	a	2,059,148

Common Collective Trust:
Investment Contract Fund *	48,172 units	a	147,635

Sharper Image Corp. Unitized Common Stock *	41,828 units	a	216,355

76 participant loans outstanding with interest rates ranging from 5.00% to 9.25% **			437,435
Total Investments			$ 12,320,076

*-	Fund is managed by PNC, the trustee of the Plan, or a subsidiary of PNC, therefore a party-in-interest as defined by
ERISA.
**-	Party-in-interest as defined by ERISA.
a-	The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SHARPER IMAGE 401(k) SAVINGS PLAN BY SHARPER IMAGE CORPORATION PLAN ADMINISTRATIVE COMMITTEE

Date: July 11, 2008	by:	/s/ KEVIN J. PALMER
Kevin J. Palmer
VP and Controller,
ADMINISTRATIVE COMMITTEE